Filed by CBOT Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

The following Questions and Answers were posted to the CBOT’s internal website on April 4, 2007:

Employee Questions and Answers as of April 4, 2007

Please review the most recent questions and answers submitted by employees through OnBoard. As always, we encourage you to send in your questions; however, we would ask that before you do, please review questions and answers that have been posted previously, as we receive many questions that have already been asked and answered. Your careful attention will help us address questions more efficiently, and it may help you get an immediate response to some of your questions.

1.	If I am offered a regular, full-time (not transitional) position at the combined company, and I decide not to accept the offer, will I still be eligible to receive the retention bonus and severance package? Do the same rules apply if the salary of the position offered to me is less than my current salary?

If you are offered a regular, full-time, non-transitional position at the combined company, and whether or not you accept the position, you will be eligible to receive the retention bonus described to you in the letter you received on November 10, 2006 (assuming you remain employed by the CBOT until the closing of the merger). If you are offered a regular, full-time position at the combined company with a base salary that is at or above the base salary you earn at the time of the merger closing and you decline the offer, you will not be eligible to receive any severance benefits. However, if you are offered a regular, full-time position with a base salary that is less than the base salary you earn at the time of the merger closing and you choose not to accept the position at the combined company, you may still be eligible for the severance package described to you in the letter referenced above.

Additionally, if you lose your job as a result of the merger within two years of the transaction closing date, or if your base salary is reduced within two years of the transaction closing date and you elect to terminate your employment within 10 days of the effective date of such reduction in base salary, you should become eligible to receive the CBOT’s enhanced severance package, which was communicated in the letter referenced above. Eligible individuals will be required to sign a release before receiving severance in accordance with the company’s general practices and procedures.

2.	I elected to make healthcare flexible spending account (FSA) contributions to cover expenses that I anticipate will fall in the latter half of the year. How do I make sure I have access to those funds, even in the case of job eliminations?

We cannot advise you as to healthcare expenses you should incur or the timing of any such expenses. However, if your position is eliminated and you have not incurred healthcare expenses eligible for reimbursement by the time you are terminated, you will forfeit (lose) the money in your healthcare FSA unless you choose to continue your participation in the healthcare FSA through COBRA and incur eligible healthcare expenses during your COBRA period. While you may submit 2007 claims for reimbursement to the CBOT’s FSA administrator, Flores and Associates, until March 31, 2008, you may only submit claims incurred while you were a participant in the healthcare FSA.

Assume, for example, that your employment is terminated on June 30, 2007 and that you have $500 in your healthcare FSA as of your termination date. Also assume that you have not incurred reimbursable healthcare expenses as of such date and you choose NOT to continue participation in the healthcare FSA through COBRA. If you then incur $500 worth of medical costs in October 2007, you would not be able to receive reimbursement for these expenses because you were not a plan participant when the costs were incurred. If you chose to continue your participation in the plan through COBRA after your termination, however, you would be able to submit these expenses for reimbursement, assuming such expenses were eligible medical expenses as defined under the FSA plan.

In other words, if your employment is terminated and you are unable to use the money in your healthcare FSA before your employment ends because you have not incurred eligible expenses, you may consider continuing your participation in the plan, through COBRA, so that you do not lose your money, especially if you anticipate incurring reimbursable healthcare expenses later in the year. (Continued participation in the healthcare FSA through COBRA generally requires the participant to make after-tax contributions.)

3.	If an employee is terminated, can s/he use the money in his/her healthcare flexible spending account (FSA) to pay for health insurance COBRA costs?

No, an employee may not use the money in his/her healthcare FSA to pay for health insurance premiums, including COBRA premiums. Currently, you may not pay for any of your healthcare premiums using funds in your FSA, and the same holds true if you are no longer an active CBOT employee. The funds in your healthcare FSA are to be used only for those eligible out-of-pocket healthcare expenses not covered by your medical, dental, or vision insurance benefits.

4.	Will CME Group have a 37.5 hour work week?

The standard workweek for the combined company has not been decided yet – CBOT has a standard 37.5 hour work week and CME has a standard 40 hour work week. Ultimately, the management team of the new company will be responsible for determining standard work week hours based on recommendations developed through detailed planning.

5.	In the event employees receive the severance package described in the letter they received on November 10, 2006, would Payroll deduct 401(k) contributions from employees’ base pay? If so, would the CBOT match apply?

According to the CBOT’s 401(k) Plan Document, 401(k) contributions are not taken from severance pay. Since you may not contribute to your 401(k) from severance pay, the CBOT match would not apply.

6.	Are retention bonuses only paid when the merger is completed?

Employees will only be eligible for the retention bonus described in the letters they received on November 10, 2006 if the merger with CME closes by the end of the year (assuming you remain employed with CBOT through the closing of the merger). If the merger does not close by the end of the year, the same letter further explained that, for the 2007 performance cycle (assuming you remain employed at the CBOT through the end of 2007), you may be eligible to receive an amount that is at least equal to the incentive or bonus payout you received for your 2006 performance. Please note that as in previous years, an incentive or bonus payout is discretionary and is based on many factors, such as Board of Directors’ approval, company performance, and your individual contributions.

7.	Will the severance package change if the CBOT merges with ICE or another company?

The severance package described in the letter employees received on November 10, 2006 was negotiated specifically with CME. If the CBOT were to merge with a different company, the terms and conditions of any severance benefits for CBOT employees would be subject to the terms negotiated in the merger agreement between both parties.

8.	If the merger with the CME closes, what happens with our CBOT pension money if we are offered a position with the combined company? The money that I am referring to is the amount listed on our most recent Total Rewards Statement.

CBOT’s Pension Plan provides pension benefits to employees upon termination or retirement. If you receive an offer for a position with the new organization, and you accept it, your employment will not be considered to have terminated. If you decline the position or are not offered a position with the new company, upon termination your employment will be considered terminated and you would generally be entitled to receive your accrued, earned benefits, assuming you meet the plan’s vesting and, if applicable, spousal consent requirements. The Pension Plan document, as well as government rules and regulations, govern how pension benefits may be paid, how they are taxed, whether they may be rolled over, etc., so please consult a financial advisor before making any decisions about how you would like to handle any pension benefits payable to you under the CBOT Pension Plan. In addition, see the Pension Plan Summary Plan Description (SPD) on OnBoard for more information about the specific terms and conditions of the CBOT’s Pension Plan.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings, CME and their respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT stockholders in respect of the proposed transaction. Information regarding CBOT Holdings’ directors and executive officers is available in its proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.